FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 5, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Embargoed until 12.30 p.m. (BST)
Signet Group plc (LSE: SIG, NYSE: SIG)	5 May 2005

Signet Like For Like Sales up 3.3% in First Quarter

Signet Group plc (LSE: SIG and NYSE: SIG), the world's largest speciality retail jeweller, today announced its first quarter 2005/06 sales performance for the 13 week period from 30 January to 30 April 2005.

Group like for like sales rose by 3.3% in the first quarter. Total sales were up by 6.9% at constant exchange rates (see Note 1); but by 4.9% on a reported basis to £369.0 million (13 weeks to 1 May 2004: £351.9 million restated, see Note 2) due to the further weakening of the US dollar from $1.84/£1 to $1.89/£1. The breakdown of the sales performance was as follows:

Sales(a)	Change on Previous Year

£ million	% of Total	Reported	At Constant Exchange Rates	Like for Like

US	277.7	75.3	8.6%	11.5%	7.1%
UK	91.3	24.7	-5.0%	-5.0%	-6.2%(b)
GROUP	369.0	100.0	4.9%	6.9%	3.3%

(a) Sales figures in this announcement have been reported using International Financial Reporting Standards ("IFRS"). A reconciliation to the previously announced figures for the 13 weeks to 1 May 2004 is set out in Note 2. There is no material impact on like for like sales figures.
(b) Like for like sales: H.Samuel -6.4% and Ernest Jones -6.0%.

Terry Burman, Group Chief Executive, commented, "The 3.3% increase in Group like for like sales was a solid result which illustrates the benefit of the company's geographic spread.

In the UK, as previously indicated at the time of the preliminary results announcement on 6 April, the period has seen a marked deterioration in the general retail environment. Divisional like for like sales declined by 6.2% and trading conditions continue to be very difficult.

The US division had a strong first quarter with like for like sales up by 7.1%. While the business was up against particularly challenging prior year comparatives in February it still performed well. This was followed by excellent sales in March and April."

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
	Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
	Mike Smith / Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,769 speciality retail jewellery stores at 30 April 2005; these included 1,170 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 599 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

The first quarter earnings results for the 13 weeks ended 30 April 2005 are expected to be announced on Friday 10 June 2005 at 7.30 a.m. and a conference call on that day for all interested parties is expected to take place at 2.00 p.m. (BST).

European dial-in:	+44 (0) 20 7365 1850
European 48 hr. replay:	+44 (0) 20 7784 1024	Access code: 4956717#

US dial-in:	+1 718 354 1172
US 48 hr. replay:	+1 718 354 1112	Access code: 4956717#

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group's GAAP sales, is shown below.

	13 weeks to 30 April 2005 as reported	13 weeks to 1 May 2004 as restated	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	£m	£m	£m	£m

Sales by origin and destination
UK, Channel Islands & Republic of Ireland	91.3	96.1	-5.0	-	96.1	-5.0
US	277.7	255.8	8.6	(6.8)	249.0	11.5

	369.0	351.9	4.9	(6.8)	345.1	6.9

Note 2 - Prior period restatement

Group sales have been restated to reflect changes in accounting standards. Set out below is a reconciliation of sales for the 13 weeks to 1 May 2004:

	US	UK	Group
	£m	£m	£m

As previously reported	247.4	97.2	344.6
US extended service agreement sales as restated in 2004/05(1)	(2.2)	-	(2.2)
IFRS associated restatements:
US insurance income	2.6	-	2.6
Voucher promotions	5.7	-	5.7
Movement in returns provision	2.3	0.1	2.4
UK warranty sales	-	(1.2)	(1.2)

As reported in accordance with IFRS	255.8	96.1	351.9

(1) Following the adoption of the amendment to FRS 5, 'Application Note G - Revenue Recognition' for the 52 weeks ended 29 January 2005.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2004/05 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 3, 2005 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   May 5, 2005